Cushing MLP Asset Management, LP
8117 Preston Road, Suite 440
Dallas, Texas  75225

, 2013

The Cushing Funds Trust
8117 Preston Road, Suite 440
Dallas, Texas  75225

Ladies and Gentlemen:

This letter agreement (the "Agreement") confirms the temporary fee waiver by Cushing MLP Asset Management, LP (the "Adviser") with respect to the advisory fee received in connection with the management of The Cushing® Renaissance Advantage Fund (the "Fund"), a series of Cushing® Funds Trust (the "Trust").

The Trust and the Adviser have entered into an Amended and Restated Investment Management Agreement, dated as of April 2, 2012 (the "Management Agreement") and addendum No. 1 thereto with respect to the Fund was approved by the Board of Trustees of the Trust on November 28, 2012.  Pursuant to the Management Agreement, the Fund pays to the Adviser a fee, payable at the end of each calendar month, at an annual rate equal to 1.25% of the average weekly value of the Fund’s Managed Assets (as defined in the Management Agreement) during such month (the "Advisory Fee").

1.           Advisory Fee Waiver.  The Adviser has agreed to waive ____% of the Advisory Fee payable to the Adviser during the Fund's first year of operations.

2.           Expenses Reimbursement.  In addition to the temporary Advisory Fee waiver, the Adviser has agreed to reimburse the Fund for certain Fund operating expenses so that Fund operating expenses (exclusive of any front-end load, deferred sales charge, 12b-1 fees, taxes, brokerage commissions, expenses incurred in connection with any merger or reorganization, acquired fund fees and expenses, or extraordinary expenses such as litigation) will not exceed  % (the "Expense Limitation") for each of the Fund's Class A Shares, Class C Shares and Class I Shares.

3.           Recoupment.  Amounts waived by the Adviser are subject to possible recoupment from the Fund in future years on a rolling three year basis (within the three years after a portion of the Advisory Fee has been waived) ) if such recoupment can be achieved without exceeding the Expense Limitation.

4.           Term and Termination. This Agreement shall become effective on the day the Fund commences operations and shall continue for a 12-month term ending , 2014.  In addition, this Agreement will terminate automatically in the event of the termination of the Advisory Agreement.

5.           Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware for contracts to be performed entirely therein without reference to choice of law principles thereof and in accordance with the applicable provisions of the Investment Company Act of 1940, as amended.

  Very truly yours,

  CUSHING MLP ASSET MANAGEMENT, LP

   Jerry V. Swank